Exhibit 99.1

HIGHLIGHTS

"Despite healthy end-user consumption, the product tanker market remained under pressure in the second quarter of 2018. Nevertheless, I am pleased to see TORM outperformed commercially when comparing to relevant benchmarks and peers," says Executive Director Jacob Meldgaard and continues: "We have continued to take steps to further renew and optimize our fleet by taking delivery of one LR2 newbuilding in the second quarter and exercising newbuilding options for three MR vessels. In addition, we have to date decided to install scrubbers on 14 of our vessels to prepare for the expected consequences of the IMO sulfur emission directive that will come into force in 2020."

RESULT
EBITDA[1] for the second quarter of 2018 was USD 29.4m (2017, same period: USD 35.7m). The loss before tax amounted to USD 8.6m (2017, same period: USD -1.5m). Cash flow from operating activities was positive with USD 25.1m in the second quarter of 2018 (2017, same period: USD 38.5m) and loss per share (EPS) was 12 cents (2017, same period: -3 cents). Return on Invested Capital[2] (RoIC) was 0.1% (2017, same period: 2.1%).

EBITDA for the half year ended 30 June 2018 was USD 66.7m (2017, same period: USD 79.8m). The result after tax for the first six months of 2018 was a loss of USD 7.5m (2017, same period: profit of USD 3.3m). Cash flow from operating activities was positive with USD 43.0m in the first six months of 2018 (2017, same period: USD 65.3m) and loss per share (EPS) was 12 cents (2017, same period: earnings 5 cents). Return on Invested Capital (RoIC) was 1.2% (2017, same period: 3.0%).

MARKET CONDITIONS
In the second quarter of 2018, TORM achieved TCE rates of USD/day 12,944 (2017, same period: USD/day 13,841). In the second quarter of 2018, product tanker freight rates started out at levels close to the levels seen in the first quarter of 2018, but the rates started to slide towards the end of the quarter. Despite healthy end-user consumption, the transportation demand was sluggish due to refinery maintenance, declining global product inventories resulting in less demand for import and political turbulence in South America. At the same time, unprofitable freight rates spurred newbuild crude tankers to aggressively go after clean cargos on their maiden voyages before going into transportation of dirty cargoes.

VESSEL TRANSACTIONS
In early April 2018, TORM executed newbuilding options for three MR vessels for a total net consideration of USD 93m of which USD 63m is financed by banks.The three vessels are scheduled to be delivered in 2019 through the first quarter of 2020. TORM took delivery of two LR2 newbuildings in the first quarter of 2018 and on 20 April 2018, a third LR2 newbuilding, TORM Hellerup, was delivered. In June 2018, TORM redelivered the chartered LR2 vessel TORM Margrethe to its owner after expiration of the charter period. As of 30 June 2018, TORM's fleet consists of 74 owned vessels, four chartered vessels and ten vessels on order.

______________________________________________________
1 See Glossary on pages 24-28 for a definition of EBITDA.
2 See Glossary on pages 24-28 for a definition of RoIC.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

HIGHLIGHTS - CONTINUED

SCRUBBER PROGRAM
TORM has decided to install scrubbers on 14 vessels including all vessels currently on order and the three LR2 vessels that were delivered earlier in 2018. These vessels have a scrubber-prepared design and there are no changes to the delivery schedule. As of today, TORM's scrubber program covers four LR2s, two LR1s and eight MRs.

LIQUIDITY
As of 30 June 2018, TORM's available liquidity was USD 442m and consisted of USD 159m in cash and USD 283m in undrawn credit facilities. As of 30 June 2018, net interest-bearing debt[3] amounted to USD 598m. As of 30 June 2018, TORM's net loan-to-value (LTV)[4] ratio was 54%.

VESSEL VALUES
Based on broker valuations, TORM's fleet including newbuildings had a market value of USD 1,675m as of 30 June 2018. Compared to the broker valuations as of 31 March 2018, the fleet value has increased by USD 75m. Of the USD 1,675m, the value of new vessel contracts entered into in Q2 2018 summarized to USD 111m. Compared with Q1 2018, the broker value of the comparable fleet has decreased by USD 36m, totaling a net increase of USD 75m.

ORDER BOOK AND CAPEX
The book value of the fleet was USD 1,450m as of 30 June 2018 excluding outstanding installments on the newbuildings of USD 306m. The outstanding installments include payment for scrubbers related to these vessels. As of 30 June 2018, TORM's order book stood at ten newbuildings: one LR2, two LR1s and seven MRs, all from Guangzhou Shipyard International, China. The LR2 vessel is expected to be delivered in the third quarter of 2018 and the LR1s and the MRs in 2019 through the first quarter of 2020.

NAV AND EQUITY
Based on broker valuations as of 30 June 2018, TORM's Net Asset Value (NAV5) excluding charter commitments was estimated at USD 840.3m. This corresponds to a NAV/share of USD 11.4 or DKK 72.7. TORM's book equity amounted to USD 882m as of 30 June 2018. This corresponds to a book equity/share of USD 11.9 or DKK 76.3.

COVERAGE
As of 30 June 2018, 15% of the remaining total earning days in 2018 were covered at an average rate of USD/day 16,323. As of 7 August 2018, 55% of the remaining total earning days in Q3 2018 were covered at USD/day 11,856.

________________________
3 See Glossary on pages 24-28 for a definition of net interest-bearing debt.
4 See Glossary on pages 24-28 for a definition of loan-to-value.
5 See Glossary on pages 24-28 for a definition of NAV.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton-miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

KEY FIGURES

USDm	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017	FY 2017

INCOME STATEMENT
Revenue	163.3	157.0	326.3	329.8	657.0
Time charter equivalent earnings (TCE) 1)	90.4	93.0	186.7	199.9	397.1
Gross profit 1)	41.9	44.7	90.7	99.5	200.2
EBITDA 1)	29.4	35.7	66.7	79.8	157.6
Operating profit/(loss) (EBIT)	0.5	7.4	9.5	21.1	39.6
Financial items	-9.1	-8.9	--17.0	-17.8	36.3
Profit/(loss) before tax	-8.6	-1.5	-7.5	3.3	3.2
Net profit/(loss) for the year/period	-8.9	-1.6	-8.2	3.0	2.4

BALANCE SHEET
Non-current assets	1,452.2	1,344.3	1,452.2	1,344.3	1,385.1
Total assets	1,743.5	1,650.7	1,743.5	1,650.7	1,646.6
Equity	882.2	787.8	882.2	787.8	791.1
Total liabilities	861.4	862.9	861.4	862.9	855.6
Invested capital 1)	1,475.1	1,340.6	1,475.1	1,340.6	1,406.0
Net interest-bearing debt 1)	597.7	556.2	597.7	556.2	619.7
Cash and cash equivalents	159.1	213.8	159.1	213.8	134.2

1) For definition of the calculated key figures, please refer to the glossary on pages 24-28.

	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017	FY 2017

KEY FINANCIAL FIGURES 1)
Gross margins:
TCE	55.4%	59.2%	57.2%	60.6%	60.4%
Gross profit	25.7%	28.5%	27.8%	30.2%	30.4%
EBITDA	18.0%	22.7%	20.4%	24.2%	24.0%
Operating profit/(loss)	0.3%	4.7%	2.9%	6.4%	6.1%
Return on Equity (RoE)	-4.3%	-0.8%	0.0%	0.4%	0.3%
Return on Invested Capital (RoIC)	0.1%	2.1%	1.2%	3.0%	2.8%
Equity ratio	50.6%	47.7%	50.6%	47.7%	48.0%

SHARE-RELATED KEY FIGURES 1)
Basic earnings/(loss) per share	-0.12	-0.03	-0.12	0.05	0.04
Diluted earnings/(loss) per share	-0.12	-0.03	-0.12	0.05	0.04
Dividend per share	-	0.02	-	0.02	0.02
Net Asset Value per share (NAV/share) 2)	11.2	11.4	11.2	11.4	12.8
Stock price in DKK, end of period 3)	50.3	63.5	50.3	63.5	53.5
Number of shares, end of period (million) 4)	73.9	62.0	73.9	62.0	62.0
Number of shares, average (million) 4)	73.9	62.0	68.0	62.0	62.0

1)    For definition of the calculated key figures, please refer to the glossary on pages 24-28.
2)    Based on broker valuations as of 30 June 2018, excluding charter commitments.
3)    Stock price on NASDAQ Copenhagen
4)    Excluding treasury shares

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

THE PRODUCT TANKER MARKET

The second quarter started with freight rate levels similar to the first quarter of the year, but in June the product tanker freight market began to slide.

Demand for clean petroleum products (CPP) was in itself firm with healthy end-user consumption in the ongoing strong economic cycle. However, the product tanker freight market remained under pressure due to a vessel overhang, among other things caused by continued cannibalization by newbuild crude carriers opting for a clean cargo for their maiden voyage due to low freight rates for crude tankers. This is a considerable factor as the largest crude carriers have a cargo capacity equivalent to that of three LR2 or six MR product tankers.

The fundamental strong demand for refined oil products exceeded refinery production, and part of the demand was met by draws on the global inventory levels which fell during the quarter. This had a negative impact on demand for seaborne transportation as inventories are often held close to the end-consumers.

Diesel inventories in key importing regions were low compared to historical averages, but maintenance work on export-oriented refineries led to diminishing diesel production, and the tight supply situation prevented a potential increase in diesel exports.

In the West, the market continued to be characterized by strong US exports primarily destined for Latin and South America. However, the volumes on this trade were reduced by higher domestic refinery production during the quarter, particularly in Brazil and Mexico. Additionally, Brazil experienced political turbulence towards the end of May as first the country's truck drivers and then its oil workers went on strike, creating negative implications for the country's economy and structural demand for refined products. A one-day strike by Argentina's truckers in June added additional pressure on US exports.

The East market was negatively impacted by reduced export volumes from the Middle and the Far East due to continued refinery maintenance. During the quarter, Middle East refineries returned to full capacity and subsequently restored export volumes to normal levels, but pressure on freight rates continued as the market sought to clear surplus tonnage in the region. Excess tonnage in the Pacific grew into the Atlantic as vessels arriving from the East tended to stay in the Atlantic Basin rather than face lower paying trades out of the region.

The global product tanker fleet (above 25,000 dwt) grew by 0.3% in the second quarter of 2018 (source: TORM).

During the second quarter of 2018, TORM's product tanker fleet realized average TCE earnings of USD/day 12,944 (6% down year on year), and split per vessel class:

•          LR2 fleet at USD/day 14,190 (13% down year on year)
•          LR1 fleet at USD/day 11,403 (4% up year on year)
•          MR fleet at USD/day 13,005 (8% down year on year)
•          Handysize fleet at USD/day 11,887 (0% year on year)

TORM's gross profit for the second quarter of 2018 was USD 41.9m.

Outlook

•	As of 30 June 2018, TORM had covered 15% of the remaining earning days in 2018 at USD/day 16,323

•	Up until 7 August 2018, TORM had covered 55% of the remaining earning days in Q3 2018 at USD/day 11,856.

•	As 9,571 earning days in 2018 are unfixed as of 7 August 2018, a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 9.6m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 JUNE 2018

	2018	2019	2020
Owned days
LR2	1.862	3,995	4.006
LR1	1.250	2.585	3.280
MR	8.919	19.022	20.368
Handysize	1.279	2.453	2.548
Total	13,310	28,056	30,201

Charter-in and leaseback days at fixed rate
LR2	183	363	364
LR1	-	-	-
MR	366	726	728
Handysize	-	-	-
Total	549	1.089	1.092

Charter-in days at floating rate
LR2	-	-	-
LR1	-	-	-
MR	-	-	-
Handysize	-	-	-
Total	-	-	-

Total physical days
LR2	2.045	4.358	4.370
LR1	1.250	2.585	3.280
MR	9.285	19.748	21.096
Handysize	1.279	2.453	2.548
Total	13,859	29,145	31,293

	2018	2019	2020
Covered, %
LR2	30%	1%	-
LR1	5%	-	-
MR	14%	1%	-
Handysize	5%	-	-
Total	15%	1%	-

Covered days
LR2	621	25	-
LR1	62	-	-
MR	1.284	150	-
Handysize	69	-	-
Total	2,035	175	-

Coverage rates, USD/day
LR2	21.753	24.273	-
LR1	13.656	-	-
MR	14.352	17.239	-
Handysize	6.468	-	-
Total	16,323	18,230	-

Fair value of freight rate contracts that are mark-to-market in the income statement:
  Contracts not included above: USD 0.5m
  Contracts included above: USD 0.5m

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C- in days at fixed rate do not include effects of profit split arrangements. T/C-in days at floating rate determine rates at the entry of each quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

EARNINGS DATA
USD	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Change Q2 17 -Q2 18	12-month avg.
LR2 vessels
Available earning days	889	833	871	1,012	1,090	23%
Spot rates 1)	12,487	9,886	15,726	11,714	11,393	-9%	12,034
TCE per earning day 2)	16,338	14,772	18,106	15,026	14,190	-13%	15,436
Operating days	910	920	920	1,030	1,154	27%
Operating expenses per operating day3)	7,618	7,866	7,340	6,750	6,765	-11%	7,145
LR1 vessels
Available earning days	619	630	634	629	628	1%
Spot rates 1)	11,502	11,981	16,145	14,638	11,805	3%	14,004
TCE per earning day 2)	10,941	11,960	16,593	14,635	11,403	4%	13,654
Operating days	637	644	644	630	637	0%
Operating expenses per operating day3)	7,373	7,000	7,000	6,853	7,166	-3%	7,005
MR vessels
Available earning days	4,412	4,430	4,530	4,492	4,624	5%
Spot rates 1)	14,066	14,364	14,794	14,083	12,272	-13%	13,948
TCE per earning day 2)	14,098	14,827	14,952	14,320	13,005	-8%	14,267
Operating days	4,550	4,651	4,784	4,680	4,732	4%
Operating expenses per operating day3)	6,421	6,385	6,317	6,612	6,434	0%	6,436
Handysize vessels
Available earning days	798	776	734	646	637	-20%
Spot rates 1)	11,418	11,810	10,494	11,540	11,708	3%	11,598
TCE per earning day 2)	11,886	12,501	10,849	11,905	11,887	0%	11,789
Operating days	909	824	736	656	637	-30%
Operating expenses per operating day3)	6,455	6,356	6,671	5,963	6,665	3%	6,416
Total
Available earning days	6,718	6,670	6,769	6,778	6,978	4%
Spot rates 1)	13,350	13,405	14,508	13,770	12,193	-9%	13,484
TCE per earning day 2)	13,841	14,279	15,067	14,225	12,944	-6%	14,119
Operating days	7,006	7,039	7,084	6,996	7,160	2%
Operating expenses per operating day3)	6,667	6,631	6,549	6,593	6,573	-1%	6,586

1)          Spot rate = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
2)          TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
3)          Operating expenses are related to owned vessels.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT

The table shows TORM's operated fleet as of 30 June 2018. In addition to the 74 owned product tankers on the water, TORM had leased and chartered-in four product tankers.

As of 30 June 2018, TORM had ten newbuildings on order: one LR2 vessel with expected delivery in 2018, two LR1 vessels and seven MR vessels with expected delivery in 2019 through the first quarter of 2020.

	Q1 2018	Changes	Q2 2018	Changes	2018	Changes	2019	Changes	2020
Owned vessels
LR2	9	1	10	1	11	-	11	-	11
LR1	7	-	7	-	7	2	9	-	9
MR	50	-	50	-	50	6	56	1	57
Handysize	7	-	7	-	7	-	7	-	7
Total	73	1	74	1	75	8	83	1	84

Charter-in and leaseback vessels
LR2	3	-1	2	-1	1	-	1	-	1
LR1	-	-	-	-	-	-	-	-	-
MR	2	-	2	-	2	-	2	-	2
Handysize	-	-	-	-	-	-	-	-	-
Total	5	-1	4	-1	3	-	3	-	3
Total fleet	78	-	78	-	78	8	86	1	87

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

VALUE CHAIN IN OIL TRANSPORTATION

The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery.

These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel's cargo tanks is required before a vessel can transport clean products again. In 2017, 94% of TORM's turnover was generated from clean products transportation.

The One TORM integrated operating platform with in-house technical and commercial management enhances responsiveness to customers' demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM's ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long¬term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.

TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company's shareholders and other stakeholders.

The interaction with key stakeholders is described in the 2017 Annual Report on pages 16-18 under "Strategic Ambition and Business Model". For more information on broader value generation and TORM's Corporate Social Responsibility (CSR) policy, please see pages 28-36 of the 2017 Annual Report.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the half year ended 30 June 2018 was USD 90.7m (2017, same period: USD 99.5m). The reduction was due to lower freight rates partially offset by lower charter hire, additional earning days and lower operating expenses. Average TCE rate for first six months of 2018 was USD/day 13,575 compared to USD/day 14,567 in the same period in 2017. Available earning days were 13,756 compared to 13,722 in the same period in 2017.

Administrative expenses for the half year ended 30 June 2018 were USD 24.3m (2017, same period: USD 22.2m). The increase is mainly driven by an increase in employee-related costs and weakening USD/DKK.

The result before depreciation (EBITDA) for the half year ended 30 June 2018 was USD 66.7m (2017, same period: USD 79.8m).

Depreciation for the half year ended 30 June 2018 was USD 57.2m (2017, same period: USD 57.7m).

The primary operating result (EBIT) for the half year ended 30 June 2018 was USD 9.5m (2017, same period: USD 21.1m).

Financial expenses for the half year ended 30 June 2018 were USD 19.0m (2017, same period: USD 18.8m).

The result after tax for the half year ended 30 June 2018 was a loss of USD 8.2m (2017, same period: profit of USD 3.0m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the half year ended 30 June 2018 was USD 2.0m (2017, same period: USD 2.7m), resulting in a total comprehensive income for the half year ended 30 June 2018, a loss of USD 6.2m (2017, same period: an income of USD 5.7m). The development in other comprehensive income is primarily driven by a decrease in net result for the period.

ASSETS
As of 30 June 2018, total assets amounted to USD 1,743.5m.

The carrying value of the fleet including prepayments was USD 1,449.8m as of 30 June 2018, excluding outstanding installments on the LR2, LR1 and MR vessels under construction of USD 306.4m. Based on broker valuations, TORM's fleet including newbuildings and resale vessels had a market value of USD 1,674.6m as of 30 June 2018.

DEBT
As of 30 June 2018, net interest-bearing debt amounted to USD 597.7m. As of 30 June 2018, TORM was in compliance with the financial covenants.

EQUITY
As of 30 June 2018, TORM's equity was USD 882.2m, and TORM held treasury shares equivalent to 0.4% of the Company's share capital.

On 23 January 2018, TORM plc announced the USD 100m Private Placement by issuing 11,920,000 new A-shares. The related capital increase was filed with the UK Companies House on 26 January 2018. The capital increase resulted in a net increase in equity of USD 97.2m, net of issue costs.

LIQUIDITY
As of 30 June 2018, TORM's available liquidity was USD 442.1m and consisted of cash and cash equivalents of USD 159.1m and undrawn credit facilities of USD 283.0m. The undrawn credit facilities consisted of a USD 75.0m working capital facility, a USD 80.6m facility financing the MR resale vessels, a USD 57.4m facility financing the LR2 newbuilding program and a USD 70.0m financing commitment for the LR1 newbuilding program. As of 30 June 2018, TORM had CAPEX commitments of USD 306.4m all related to the LR2, LR1 and MR vessels under construction.

CASH FLOW
Cash flow from operating activities for the half year ended 30 June 2018 amounted to USD 43.0m (2017, same period: USD 65.3m). The decrease is primarily driven by lower net result and negative cash flow from changes in bunkers, receivables and payables.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

Cash flow from investing activities for the first half year of 2018 was USD -118.9m (2017, same period: USD -9.2m). The change is driven by a higher newbuilding CAPEX impacted by the delivery of three LR2s and installments on the ordered three MRs and two LR1s.

Cash flow from financing activities for the first half year of 2018 was USD 100.8m (2017, same period: USD 81.7m). The increase is driven by the capital increase of net USD 97.2m completed in January 2018 partly offset by a higher amount of net borrowing in the two first quarters of 2017 (USD 81.7m) compared to the same period in 2018 (USD 3.6m).

RELATED PARTY TRANSACTIONS
In connection with the USD 100m equity raise completed in January 2018, an entitity affiliated with TORM's largest shareholder, OCM Njord Holdings S.à r.l. (Oaktree Capital Management), received a fee of USD 1.25m in return for fully backstopping the transaction. There have been no other related party transactions during the first half year of 2018.

RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining six months of 2018. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2017 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases

•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2017.

DIVIDENDS
In line with the Company's distribution policy, no dividend will be paid in connection with the half year 2018 results.

On behalf of TORM plc

Christopher H. Boehringer
Chairman of the Board of Directors
16 August 2018

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•	The condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU;

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first quarter and description of principal risks and uncertainties for the remaining nine months of the year); and

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Disclaimer
The half year report has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The half year report should not be relied on by any other party or for any other purpose.

The half year report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

By order of the Board of Directors:

Jacob Meldgaard
Executive Director
16 August 2018

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED INCOME STATEMENT

USDm	Note	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017	FY 2017
Revenue		163.3	157.0	326.3	329.8	657.0
Port expenses. bunkers and commissions		-72.9	--64.0	-139.6	-129.9-	259.9
Charter hire		-1.4	-1.6	-2.8	-5.1-	8.5
Operating expenses	1	-47.1	-46.7	-93.2	-95.3-	188.4
Profit from sale of vessels		-	2.8	0.6	2.8	2.8
Administrative expenses	1	-12.1	-11.6	-24.3	-22.2-	45.0
Other operating expenses		-0.6	-0.2	-0.5	-0.3-	0.4
Share of profit/(loss) from joint ventures		0.2	-	0.2	-	0.0
Impairment losses on tangible and intangible assets	2	-	-	-	-1.0-	3.6
Depreciation	2	-28.9	-28.3	-57.2	-57.7	-114.5

Operating profit/(loss) (EBIT)		0.5	7.4	9.5	21.1	39.5

Financial income		0.5	0.8	2.0	1.0	4.3
Financial expenses		-9.6	-9.7	--19.0	-18.8	-40.6

Profit/(loss) before tax		-8.6	-1.5	-7.5	3.3	3.2

Tax		-0.3	-0.1	-0.7	-0.3	-0.8

Net profit/(loss) for the period		-8.9	-1.6	-8.2	3.0	2.4

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		-0.12	-0.03	-0.12	0.05	0.04
Diluted earnings/(loss) per share (USD)		-0.12	-0.03	-0.12	0.05	0.04

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Revenue	163.3	163.1	171.4	155.8	157.0
Port expenses. bunkers and commissions	-72.9	-66.6	-69.4	-60.6	--64.0
Charter hire	-1.4	-1.5	--2.0	-1.4	-1.6
Operating expenses	-47.1	-46.1	-46.4	-46.7	-46.7
Profit from sale of vessels	-	0.6	-	-	2.8
Administrative expenses	-12.1	-12.2	-12.7	-10.1	-11.6
Other operating expenses	-0.6	-	-0.1	-	-0.2
Share of profit/(loss) from joint ventures	0.2	-	-	-	-
Impairment losses on tangible and intangible assets	-	-	-	-2.6	-
Depreciation	-28.9	-28.3	-28.2	-28.6	-28.3

Operating profit/(loss) (EBIT)	0.5	9.0	12.6	5.8	7.4

Financial income	0.5	1.5	1.9	1.4	0.8
Financial expenses	-9.6	-9.4	-10.7	-11.1	-9.7

Profit/(loss) before tax	-8.6	1.1	3.8	-3.9	-1.5

Tax	-0.3	-0.4	-0.2	-0.3	-0.1

Net profit/(loss) for the period	-8.9	0.7	3.6	-4.2	-1.6

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	-0.12	0.01	0.06	-0.07	-0.03
Diluted earnings/(loss) per share (USD)	-0.12	0.01	0.06	-0.07	-0.03

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017	FY 2017
Net profit/(loss) for the year	-8.9	-1.6	-8.2	3.0	2.4

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.2	-	-0.3	0.1	0.4
Fair value adjustment on hedging instruments	-0.4	1.6	4.8	2.9	9.2
Value adjustment on hedging instruments transferred to income statement	-1.1	0.4	-2.5	-0.3	-2.3
Other comprehensive income/(loss) after tax 1)	-1.7	2.0	2.0	2.7	7.3
Total comprehensive income/(loss) for the year	-10.6	0.4	-6.2	5.7	9.7

1) No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED BALANCE SHEET
AS OF 30 JUNE

USDm	Note	30 June 2018	30 June Q2 2017	FY 2017
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels and capitalized dry-docking	2	1,399.5	1,282.9	1,294.5
Prepayments on vessels	3	50.3	59.4	88.4
Other plant and operating equipment		2.3	1.7	1.9
Total tangible fixed assets		1,452.1	1,344.0	1,384.8
Financial assets
Investments in joint ventures		0.1	0.3	0.3
Total financial assets		0.1	0.3	0.3
Total non-current assets		1,452.2	1,344.3	1,385.1
CURRENT ASSETS
Bunkers		40.3	28.8	33.2
Freight receivables		71.6	52.4	71.3
Other receivables		16.9	8.9	11.8
Prepayments		3.4	2.5	4.4
Cash and cash equivalents		159.1	213.8	134.2
Current assets, excluding assets held-for-sale		291.3	306.4	254.9
Assets held-for-sale		-	-	6.6
Total current assets		291.3	306.4	261.5
TOTAL ASSETS		1,743.5	1,650.7	1,646.6

		30 June	30 June
USDm	Note	2018	2017	FY 2017
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.6	0.6
Share premium		97.1	-	-
Treasury shares		-2.9	-2.9	-2.9
Hedging reserves		9.6	3.0	7.3
Translation reserves		-	-	0.3
Retained profit		777.7	787.1	785.8
Total equity		882.2	787.8	791.1
LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		45.0	44.9	44.9
Mortgage debt and bank loans	4	635.7	644.6	629.2
Finance lease liabilities		23.8	26.8	25.3
Total non-current liabilities		704.5	716.3	699.4
CURRENT LIABILITIES
Mortgage debt and bank loans	4	89.6	79.0	91.7
Finance lease liabilities		3.0	16.2	2.9
Trade payables		32.6	19.9	26.2
Current tax liabilities		1.5	0.9	1.4
Other liabilities		30.0	30.4	33.8
Deferred income		0.2	0.2	0.1
Total current liabilities		156.9	146.6	156.1
Total liabilities		861.4	862.9	855.5
TOTAL EQUITY AND LIABILITIES		1,743.5	1,650.7	1,646.6

Contractual obligations and rights	5
Post balance sheet date events	6
Accounting policies	7

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY - 30 JUNE

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total
Balance as of 1 January 2018. as shown in the financial statements of TORM plc	0.6	-	-2.9	7.3	0.3	785.8	791.1
Effect as of 1 January 2018 of IFRS 15 implementation	-	-	-	-	-	-0.9	-0.9
Adjusted equity as of 1 January 2018	0.6	-	-2.9	7.3	0.3	784.9	790.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	-8.2	-8.2
Other comprehensive income/(loss) for the period	-	-	-	2.3	-0.3	-	2.0
Total comprehensive income/(loss) for the period	-	-	-	2.3	-0.3	-8.2	-6.2
Capital increase	0.1	99.9	-	-	-	-	100.0
Transaction costs capital increase	-	-2.8	-	-	-	-	-2.8
Share-based compensation	-	-	-	-	-	1.1	1.1
Total changes in equity for the period	0.1	97.1	-	2.3	-0.3	-7.1	92.1
Equity as of 30 June 2018	0.7	97.1	-2.9	9.6	-	777.7	882.2

	Common	Share	Treasury	Hedging	Translation	Retained
USDm	shares	premium	shares	reserves	reserves	profit	Total
Equity as of 1 January 2017	0.6	-	-2.9	0.4	-0.1	782.6	780.6
Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	3.0	3.0
Other comprehensive income/(loss) for the period	-	-	-	2.6	0.1	-	2.7
Total comprehensive income/(loss) for the period	-	-	-	2.6	0.1	3.0	5.7
Shareholder's contribution	-	-	-	-	-	0.6	0.6
Share-based compensation	-	-	-	-	-	0.9	0.9
Total changes in equity for the period	-	-	-	2.6	0.1	4.5	7.2
Equity as of 30 June 2017	0.6	-	-2.9	3.0	-	787.1	787.8

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q2 2018	Q1-Q2 2017	FY 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	-8.2	3.0	2.4
Adjustments:
Reversal of profit from sale of vessels	-0.6	-2.8	-2.8
Reversal of amortization and depreciation	57.2	57.7	114.5
Reversal of impairment loss on tangible and intangible assets	-	1.0	3.6
Reversal of share of profit/(loss) from joint ventures	-0.2	-	-
Reversal of financial income	--2.0	-1.0	-4.3
Reversal of financial expenses	19.0	18.8	40.6
Reversal of tax expenses	0.7	0.3	0.8
Reversal of other non-cash movements	1.2	1.5	3.7
Dividends received from joint ventures	0.4	-	-
Interest received and realized exchange gains	1.6	0.9	1.6
Interest paid and realized exchange losses	-20.1	-16.8	-36.7
Income taxes paid	-0.3	-0.3	-0.6
Change in bunkers, receivables and payables etc.	-5.7	3.0	-13.0
Net cash flow from operating activities	43.0	65.3	109.8

USDm	Q1-Q2 2018	Q1-Q2 2017	FY 2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-126.1	-30.0	-145.1
Sale of tangible fixed assets	7.2	20.8	31.4
Net cash flow from investing activities	-118.9	-9.2	-113.7
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	57.2	160.6	175.3
Borrowing, sale and leaseback transactions	-	-	30.2
Repayment/redemption, mortgage debt	-52.2	-78.9	-125.5
Repayment/redemption, finance lease liabilities	-1.4	-	-16.7
Dividend paid	-	-	-1.2
Capital increase	100.0	-	-
Transaction costs capital increase	-2.8	-	-
Net cash flow from financing activities	100.8	81.7	62.1
Net cash flow from operating, investing and financing activities	24.9	137.8	58.2
Cash and cash equivalents, beginning balance	134.2	76.0	76.0
Cash and cash equivalents, ending balance	159.1	213.8	134.2

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	-8.9	0.7	3.6	-4.2	-1.6

Adjustments:
Reversal of profit from sale of vessels	-	-0.6	-	-	-2.8
Reversal of amortization and depreciation	28.9	28.3	28.2	28.6	28.3
Reversal of impairment loss on tangible and intangible assets	-	-	-	2.6	-
Reversal of share of profit/(loss) from joint ventures	-0.2	-	-	-	-
Reversal of financial income	-0.5	-1.5	-1.9	-1.4	-0.8
Reversal of financial expenses	9.6	9.4	10.7	11.1	9.7
Reversal of tax expenses	0.3	0.4	0.2	0.3	0.1
Reversal of other non-cash movements	0.6	0.6	1.0	1.2	0.3

Dividends received from joint ventures	0.4	-	-	-	-
Interest received and realized exchange gains	0.5	1.2	-0.4	1.1	0.6
Interest paid and realized exchange losses	--10.0	-10.1	-7.8	-12.1	-9.7
Income taxes paid	-0.1	-0.2	-0.2	-0.1	-0.2
Change in bunkers, receivables and payables etc.	4.5	-10.2	-6.4	-9.6	14.6
Net cash flow from operating activities	25.1	18.0	27.0	17.5	38.5

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-46.5	-79.7	-16.1	--99.0	-12.6
Sale of tangible fixed assets	-	7.2	-	10.6	14.7
Net cash flow from investing activities	-46.5	-72.5	-16.1	-88.4	2.1
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	28.5	28.7	-0.5	45.5	-
Borrowing, sale and leaseback transactions	-	-	-	-	10.9
Repayment/redemption, mortgage debt	-20.9	-31.3	-20.5	-27.9	-51.4
Repayment/redemption, finance lease liabilities	-0.7	-0.7	-0.7	-14.3	-1.1
Dividend paid	-	-	-	-1.2	-
Capital increase	-	100.0	-	-	-
Transaction costs capital increase	-	-2.8	-	-	-
Net cash flow from financing activities	6.9	93.9	-21.8	2.2	-41.6
Net cash flow from operating, investing and financing activities	-14.5	39.4	-10.9	-68.7	--1.0
Cash and cash equivalents, beginning balance	173.6	134.2	145.1	213.8	214.8
Cash and cash equivalents, ending balance	159.1	173.6	134.2	145.1	213.8

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

NOTES

NOTE 1 – STAFF COSTS

			Q1-Q2	Q1-Q2
USDm	Q2 2018	Q2 2017	2018	2017	FY 2017
Included in operating expenses	2.2	2.3	4.6	4.6	9.2
Included in administrative expenses	9.5	9.1	19.4	16.8	34.6
Total staff costs	11.7	11.4	24.0	21.4	43.8

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

USDm	30 June 2018	30 June 2017	FY 2017
Cost:
Balance as of beginning of period	1,726.6	1,697.4	1,697.4
Additions	97.8	15.6	103.1
Disposals	-4.9	-3.9	-14.3
Transferred to/from other items	63.9	-	-
Transferred to assets held-for-sale	-	-32.1	-59.6
Balance	1,883.4	1,677.0	1,726
Depreciation:
Balance as of beginning of period	258.5		180.0
Disposals	-4.9	-3.9	-14.3
Depreciation for the period	56.7	57.4	113.6
Transferred to assets held-for-sale	-	--13.0	-20.8
Balance	310.3	220.5	258.5
Impairment:
Balance as of beginning of period	173.6	173.6	173.6
Balance	173.6	173.6	173.6
Carrying amount	1,399.5	1,282.9	1,294.5

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 62.1m (30 June 2017: USD 68.9m, 31 December 2017: USD 68.1m).

The depreciation expense for the first half year ended 30 June 2018 related to "Other plant and operating equipment" of USD 0.5m is included in the "Administration expenses" (30 June 2017: USD 0.4m, 31 December 2017: USD 0.9m).

Impairment assesment
For determination of the vessel values, TORM has carried out an assessment of the most significant assumptions used in the value in use calculations for the Annual Report as of 31 December 2017 (please refer to Note 8 in the Annual Report 2017). Based on this, TORM has assessed that there are no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 June 2018.

NOTE 3 – PREPAYMENTS ON VESSELS

	30 June	30 June
USDm	2018	2017	FY 2017

Balance as of beginning of period	88.4	44.1	44.1
Additions	25.8	15.3	44.3
Transferred to vessels	-63.9	-59.4	-
Carrying amount	50.3	59.4	88.4

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

NOTE 4 – MORTGAGE DEBT AND BANK LOANS

USDm	30 June 2018	30 June 2017	FY 2017

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	90.4	79.5	92.7
Falling due between one and two	86.0	138.5	86.7
Falling due between two and three years	86.0	69.4	82.2
Falling due between three and four years	381.9	69.4	346.7
Falling due between four and five years	21.8	348.3	89.2
Falling due after five years	64.8	21.9	28.3
Total	730.9	727	725.8

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 5.4m (30 June 2017: USD 3.4m, 31 December 2017: USD 4.8m), which are amortized over the term of the loans.

As of 30 June 2018, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2018.

During the first half year of 2018, TORM signed a financing agreement with Danish Ship Finance to extend an existing agreement with collateral in nine vessels. The new financing agreement amounts to USD 79.4m and extends the final facility maturity by two years from 2019 to 2021.

Additionally, TORM signed a financing agreement with ABN AMRO for USD 70m financing newbuildings with expected drawdown at the end of 2019 and maturity in 2024.

The main conditions in the agreements are in line with the Company's existing loan agreements.

During the first half year of 2018, three out of four LR2 newbuildings from GSI were delivered to TORM. The vessels are financed by The Export-Import Bank of China with final maturity in 2030, and TORM has made two drawdowns on one vessel.

NOTE 5 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 June 2018, TORM has contractual obligations regarding newbuilding commitments and chartered-in vessels of USD 306.4m and USD 0.1m respectively (30 June 2017: USD 134.4m and USD 6.6m, 31 December 2017: USD 306.9m and USD 2.9m). In addition, TORM has contractual rights regarding charter hire income from vessels of USD 25.3m (30 June 2017: USD 74.6m, 31 December 2017: USD 50.2m).

NOTE 6 – POST BALANCE SHEET DATE EVENTS

•          On 23 July, the LR2 TORM Marie was redelivered to the owner.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

NOTE 7 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2017 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-30 June 2018 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2017 and additional IFRS standards endorsed by the EU effective for accounting periods beginning after 1 January 2018. New standards have not had any material effect on the interim report other than mentioned below. The accounting policies are described in more detail in the Annual Report 2017. The interim report for the first quarter of 2018 is not audited or reviewed, in line with normal practice.

Implementation of IFRS 9
On 1 January 2018, TORM implemented IFRS 9, "Financial Instruments", which replaces IAS 39, and which introduces the "expected losses" model to replace the "incurred losses" model for recognition of credit losses. TORM has assessed that the impact from the change is insignificant.

Implementation of IFRS 15
On 1 January 2018, TORM also implemented IFRS 15, "Revenue from Contracts with Customers", which replaces IAS 11, IAS 18 and associated interpretations. We have implemented IFRS 15 with retrospective effect, however, we have elected to utilize the relief from restating comparative figures (modified retrospective method). The standard has changed the recognition pattern of revenue. The change in revenue recognition has gone from recognizing from "discharge-to-discharge" to "load-to-discharge". The effect of the implementation as of 1 January 2018 amounts to USD 0.9m.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuildings and loan commitments, and to monitor compliance with the financial covenants in its loan facilities. As of 30 June 2018, TORM's cash position was USD 159m, TORM's debt was USD 757.5m and the net debt loan-to-value ratio was 54.0%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11.

The Board of Directors has considered the Group's cash flow forecasts and the expected compliance with the Company's financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE
Revenue

Gross profit %	=	Gross profit
Revenue

EBITDA %	=	EBITDA
Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT)
Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year
Average equity

Return on invested Capital (RoIC) %	=	Operating profit/(loss) less tax
Average invested capital

Equity ratio	=	Equity
Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year
Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year
Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several APMs are used. The APMs used are the same as in the Annual Report, and therefore we refer to the principles for these on pages 144-149 in the TORM plc Annual Report 2017. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q2 2018	Q2 2017	Q1-Q2 2018	Q1-Q2 2017	FY 2017
Reconciliation to revenue
Revenue	163.3	157.0	326.3	329.8	657
Port expenses. bunkers and commissions	-72.9	--64.0	-139.6	-129.9	-259.9
TCE earnings	90.4	93.0	186.7	199.9	397.1

Gross profit: TORM defines Gross profit, a performance measure as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

			Q1-Q2	Q1-Q2
USDm	Q2 2018	Q2 2017	2018	2017	FY 2017
Reconciliation to revenue
Revenue	163.3	157.0	326.3	329.8	657
Port expenses, bunkers and commissions	-72.9	--64.0	-139.6	-129.9	-259.9
Charter hire	-1.4	-1.6	-2.8	-13.6	-8.5
Operating expenses	-47.1	-46.7	-93.2	-283.7	-188.4
Gross profit	41.9	44.7	90.7	99.5	200.2

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities, and amortised bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:
	30 June	30 June
USDm	2018	2017	FY 2017
Mortgage debt and bank loans (current and non-current)	725.3	723.6	720.9
Finance lease liabilities	26.8	43.0	28.2
Amortized bank fees	4.7	3.4	4.8
Cash and cash equivalents	-159.1	-213.8	-134.2
Net interest-bearing debt	597.7	556.2	619.7

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES
- continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to "interest" for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

			Q1-Q2	Q1-Q2
USDm	Q2 2018	Q2 2017	2018	2017	FY 2017
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	-8.9	-1.6	-8.2	3.0	2.4
Tax	0.3	0.1	0.7	0.3	0.8
Financial expenses	9.6	9.7	19.0	18.8	40.6
Financial income	-0.5	-0.8	--2.0	-1.0	-4.3
Depreciation	28.9	28.3	57.2	57.7	114.5
Impairment losses on tangible assets	-	-	-	1.0	3.6
EBITDA	29.4	35.7	66.7	79.8	157.6

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

			Q1-Q2	Q1-Q2
USDm	Q2 2018	Q2 2017	2018	2017	FY 2017
Operating profit/(loss) (EBIT)	0.5	7.4	9.5	21.1	39.5
Tax	-0.3	-0.1	-0.7	-0.3	-0.8
EBIT less Tax	0.2	7.3	8.8	20.8	38.7
EBIT less Tax - Full year equivalent	0.8	29.2	17.6	41.6	38.7
Average invested capital 1)	1,440.6	1,359.8	1,440.6	1,364.2	1,396.9
Return on Invested Capital (RoIC)	0.1%	2.1%	1.2%	3.0%	2.8%

1) Average invested capital is calculate as the average of the opening- and closing balance of invested capital.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES
- continued

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels, and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June
USDm	2018	2017	FY 2017
Vessel values including newbuildings (broker values)	1,674.6	1,354.1	1,661.1
Total (value)	1,674.6	1,354.1	1,661.1
Outstanding debt 1)	756.8	770.0	753.9
Committed CAPEX on newbuildings	306.4	134.4	306.9
Cash and cash equivalents	-159.1	-213.8	-134.2
Total (loan)	904.1	690.6	926.6
Loan-to-value (LTV) ratio	54.0%	51.0%	55.8%

1)  Outstanding debt includes long-term and short-term Mortgage and bank loans and Finance liabilities.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June
USDm	2018	2017	FY 2017
Tangible and intangible fixed assets	1,452.1	1,344.0	1,384.8
Investments in joint ventures	0.1	0.3	0.3
Bunkers	40.3	28.8	33.2
Accounts receivables 1)	91.9	63.8	87.5
Assets held-for-sale	-	-	6.6
Deferred tax liability	--45.0	-44.9	-44.9
Trade payables 2)	-62.6	-50.3	-60.0
Current tax liabilities	-1.5	-0.9	-1.4
Deferred income	-0.2	-0.2	-0.1
Invested capital	1,475.1	1,340.6	1,406.0

1)  Accounts receivables includes Freight receivables, Other receivables and Prepayments.
2)  Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES
- continued

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June
USDrn	2018	2017	FY 2017
Net Asset Value per share
Total vessel values indudmg newbuildings (broker values)	1,674.6	1,354.1	1661.1
Committed CAPE% on newbuedirms	-306.4	-134.4	-306.9
Cash position	359.1	21.3.8	134.2
Bunkers	40.3	28.8	33.2
Freight receivables	71.6	52.4	71.3
Other receivables	16.9	8.9	11.8
Other plant and operating eouipment	2.3	1.7	1.9
Investments in taint ventures	0.1	0.3	0.3
Prepayments	3.4	2.5	4.4
Outstanding debt 1)	-757.5	-770.0	-751.9
Trade payables	-32.6	-19.9	-26.2
Other liabilities	--30.0	-30.4	-33.8
Current tax liabilities	-1.5	-0.9	-1.4
Total Net Asset Value (NAV)	840.3	706.9	796.0
Total number of shares excluding treasury shares (million)	73.9	62.0	62.0
Total Net Asset Value per share (NAV/share)	11.4	11.4	12.8

')  Outstanding debt includes long-term and short-term Mortgage and bank loans and Finance liabilities.

TORM INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2018